Exhibit (a)(1)(L)
GLAXOSMITHKLINE REDUCES MINIMUM TENDER CONDITION AND EXTENDS
TENDER OFFER TO ACQUIRE GENELABS TECHNOLOGIES, INC.
London, UK — 30 December, 2008 — GlaxoSmithKline plc [LSE/NYSE: GSK] announced today that it has reduced the minimum tender condition and extended its previously announced tender offer to purchase all of the outstanding shares of common stock of Genelabs Technologies, Inc. [Nasdaq: GNLB], for $1.30 in cash per share without interest and less any required withholding taxes.
The minimum tender condition was reduced to the number of Genelabs’ shares that when added to the maximum number of Genelabs’ shares issuable in the “top-up” option equals one share more than 90 percent of the outstanding Genelabs shares on a fully diluted basis. Based on information provided by Genelabs, GSK estimates the minimum tender condition to be 74.8 percent of the outstanding Genelabs shares on a fully diluted basis.
Genelabs granted Gemstone Acquisition Corporation, a wholly-owned subsidiary of GSK, the “top-up” option pursuant to the previously announced Agreement and Plan of Merger, dated October 29, 2008. Following the payment for shares tendered in the offer and, if necessary, the exercise of the “top-up” option, and subject to customary closing conditions, GSK expects promptly to cause the completion of a short-form merger of Gemstone with and into Genelabs. In light of the reduction of the minimum tender condition, Gemstone has extended the tender offer until 12:00 midnight, New York City time, on Tuesday, January 6, 2009, unless the tender offer is further extended. The tender offer was scheduled to expire at 5:00 p.m., New York City time, on Monday, December 29, 2008.
The depositary for the tender offer has advised GSK that as of 5:00 p.m., New York City time, on Monday, December 29, 2008, approximately 36,425,725 shares of Genelabs common stock had been validly tendered and not withdrawn pursuant to the tender offer. These shares, together with the shares beneficially owned by GSK and its wholly-owned subsidiaries, represent approximately 82.2 percent of the outstanding Genelabs shares on a fully diluted basis.
All other terms and conditions of the tender offer remain the same. The terms and conditions of the tender offer are set forth in the Offer to Purchase, dated November 12, 2008, and as subsequently amended.
Questions and requests for assistance may be directed to the Information Agent for the tender offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free).
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

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UK Media enquiries:	Philip Thomson	(020) 8047 5502
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European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
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US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002
Important information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Genelabs. The solicitation and the tender offer to buy shares of Genelabs is only being made pursuant to the Offer to Purchase and related materials that GSK, SmithKline Beecham Corporation and Gemstone Acquisition Corporation filed with the Securities and Exchange Commission (SEC) on November 12, 2008 and as subsequently amended. Investors and security holders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Investors and security holders may obtain free copies of the materials filed with the SEC by GSK and Genelabs relating to the tender offer through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of these materials by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free) or the Investor Relations departments of GSK or Genelabs.